Registration No. ______________

As filed with the Securities and Exchange Commission on May 2, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

REDHILL BIOPHARMA LTD.
(Exact name of registrant as specified in its charter)

Israel	Not Applicable
(State or Other Jurisdiction of	(I.R.S. Employer Identification No.)
Incorporation or Organization)

21 Ha'arba'a Street

Tel Aviv 64739

Israel

(Address of Principal Executive Offices) (Zip Code)

Redhill Biopharma Ltd. 2010 Stock Option Plan, as amended

(Full Title of the Plan)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, DE 19715

(Name and Address of Agent for Service)

Copy to:
Perry Wildes, Adv.
Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center
Tel Aviv 67021, Israel

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered(2)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Ordinary Shares, par value NIS 0.01 per share, deposited as American Depositary Shares represented by American Depositary Receipts (1)	12,015,000(3)	$0.48	$5,767,200
	10,000,000 (4)	$1.00	$10,000,000 (5)
Total	22,015,000		$15,767,200	$2,150.65

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(1)  American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), issuable upon deposit of the ordinary shares registered hereby, par value NIS 0.01 per share (“Ordinary Shares”), of Redhill Biopharma Ltd. (the “Company”) are registered on a separate registration statement on Form F-6 (File No. 333-185302). Each ADS represents ten (10) Ordinary Shares.

(2) Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement shall also cover any additional Ordinary Shares that become issuable under the Plan, by reason of any stock dividend, stock split, recapitalization or any other similar transaction.

(3) Represents shares issuable upon exercise of outstanding options with fixed exercise prices under the Redhill Biopharma Ltd. 2010 Stock Option Plan, as amended (the "Plan"). Estimated solely for purposes of calculating the filing fee pursuant to Rule 457(h), the aggregate offering price and the fee have been computed upon the basis of the weighted average price at which the options may be exercised.

(4) Represents shares issuable upon the exercise of options which may hereafter be granted under the Plan. Estimated pursuant to Rule 457(c) and (h) under the Securities Act solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the Company's ADSs on The NASDAQ Capital Market on April 26, 2013.

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PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

ITEM 1. PLAN INFORMATION.*

ITEM 2. REGISTRANT INFORMATION AND EMPLOYEE PLAN ANNUAL INFORMATION. *

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* Information required by Part I to be contained in the Section 10(a) prospectus is omitted from this registration statement in accordance with Rule 428 under the Securities Act of 1933, as amended, or the Securities Act, and the Introductory Note to Part I of Form S-8.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents filed with or furnished to the Securities and Exchange Commission (the “Commission”) by RedHill Biopharma Ltd., a company organized under the laws of Israel (the “Company” or the “Registrant”), are incorporated herein by reference and made a part hereof:

(1)	the Company’s Annual Report on Form 20-F/A for the year ended December 31, 2012, filed with the Commission on February 19, 2013 ;

(2)	the description of the Company’s ordinary shares, par value NIS 0.01 per share, included in Item 10B of the Registration Statement on Form 20-F filed with the Commission on December 26, 2012; and

(3)	the Company’s reports on Form 6-K furnished to the Commission on December 27, 2012, January 4, 2013, January 7, 2013, January 10, 2013, February 14, 2013, February 19, 2013, February 25, 2013, March 6, 2013, March 13, 2013, March 19, 2013, March 27, 2013 and May 2, 2013.

All documents or reports subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to the extent designated therein, certain reports on Form 6-K, furnished by the Company, after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities offered hereby then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents or reports. Any statement in a document or report incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document or report which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Exemption, Insurance and Indemnification of Directors and Officers

Office Holder Exemption

Under the Israeli Companies Law, a company may not exempt an officer or director from liability with respect to a breach of his duty of loyalty, but may exempt in advance an officer or director from liability to the company, in whole or in part, with respect to a breach of his duty of care, except in connection with a prohibited distribution made by the company, if so provided in its articles of association. Our articles of association provide for this exemption from liability for officers and directors.

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Office Holder Insurance

The Israeli Companies Law and our articles of association provide that, subject to the provisions of the Israeli Companies Law, we may obtain insurance for our officers and directors for any liability stemming from any act performed by an officer or director in his capacity as an officer or director, as the case may be with respect to any of the following:

•	a breach of such officer’s or director’s duty of care to us or to another person;

•	a breach of such officer’s or director’s duty of loyalty to us, provided that such officer or director acted in good faith and had reasonable cause to assume that his act would not prejudice our interests;

•	a financial liability imposed upon such officer or director in favor of another person;

•	financial liability imposed on the officer or director for payment to persons or entities harmed as a result of violations in administrative proceedings as described in Section 52(54)(a)(1)(a) of the Israeli Securities Law (the “Party Harmed by the Breach”);

•	expenses incurred by such officer or director in connection with an administrative proceeding conducted in his matter, including reasonable litigation expenses, including legal fees; or

•	a breach of any duty or any other obligation, to the extent insurance may be permitting by law.

On February 15, 2012, at our general meeting of shareholders, our shareholders authorized us to purchase, from time to time, liability insurance to cover officers and directors, except for officers and directors who are controlling shareholders, together with their relatives, and interested controlling shareholders. Pursuant to this authorization, we may purchase this insurance commencing on the date of the approval of the general shareholders’ meeting and ending on the 2015 annual general shareholders’ meeting, to be convened in 2016, provided that:

•	the policy provides up to $13,000,000 of liability coverage per period and per event; and

•	that the annual insurance premium is not more than $15,000 (the "Framework Resolution").

On September 24, 2012, our Board of Directors approved an amendment of the Framework Resolution for our directors and officers liability insurance policy, pursuant to which we may purchase, from time to time, liability coverage of up to $30 million with a total annual insurance premium of up to $130,000. The liability insurance policy will also cover directors and/or officers who are considered controlling shareholders. The Board of Directors resolved that the amended insurance framework would be effective from the date the amended framework is approved by our general meeting of shareholders and ending at our annual general meeting for the year 2016 to be convened in 2017.

On November 6, 2012, at our general meeting of shareholders, our shareholders approved the proposed amendment to the Framework Resolution, pursuant to which we may acquire a new insurance policy shortly prior to the time of the listing of our shares on Nasdaq and thereafter. Further to such approval, our audit committee and board of directors will approve, on a yearly basis, that the new insurance policy complies with the terms of the amended Framework Resolution and that they are fair and reasonable under the circumstances, taking into account our exposure and the market conditions.

Subsequent to the amendment to the Framework Resolution, our audit committee and board of directors resolved in November 2012 to purchase directors and officers liability insurance policy, pursuant to which the amount of insurance covered under the policy would be $20 million and the total annual policy premium would be $69,000.

Pursuant to the foregoing approvals, we carry directors and officers liability insurance.

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Indemnification of Office Holders

The Israeli Companies Law provides that a company may indemnify an officer or director for payments or expenses associated with acts performed in his capacity as an officer or director of the company, provided the company’s articles of association include the following provisions with respect to indemnification:

•	a provision authorizing the company to indemnify an officer or director for future events with respect to a monetary liability imposed on him in favor of another person pursuant to a judgment (including a judgment given in a settlement or an arbitrator’s award approved by the court), so long as such indemnification is limited to types of events which, in the board of directors’ opinion, are foreseeable at the time of granting the indemnity undertaking given the company’s actual business, and in such amount or standard as the board of directors deems reasonable under the circumstances. Such undertaking must specify the events that, in the board of directors’ opinion, are foreseeable in view of the company’s actual business at the time of the undertaking and the amount or the standards that the board of directors deemed reasonable at the time;

•	a provision authorizing the company to indemnify an officer or director for future events with respect to reasonable litigation expenses, including counsel fees, incurred by an officer or director in which he is ordered to pay by a court, in proceedings that the company institutes against him or instituted on behalf of the company or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of criminal intent;

•	a provision authorizing the company to indemnify an officer or director for future events with respect to reasonable litigation fees, including attorney’s fees, incurred by an officer or director due to an investigation or proceeding filed against him by an authority that is authorized to conduct such investigation or proceeding, and that resulted without filing an indictment against him and without imposing on him financial obligation in lieu of a criminal proceeding, or that resulted without filing an indictment against him but with imposing on him a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent or in connection with a monetary sanction;

•	a provision authorizing the company to indemnify an officer or director for future events with respect to a Party Harmed by the Breach;

•	a provision authorizing the company to indemnify an officer or director for future events with respect to expenses incurred by such officer or director in connection with an administrative proceeding, including reasonable litigation expenses, including legal fees; and

•	a provision authorizing the company to retroactively indemnify an officer or director.

Limitations on Insurance, Exemption and Indemnification

The Israeli Companies Law and our articles of association provide that a company may not exempt or indemnify an office holder nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the officer or director of his duty of loyalty, except for insurance and indemnification where the officer or director acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the officer or director of his duty of care if the breach was done intentionally or recklessly, except if the breach was solely as a result of negligence;

•	any act or omission done with the intent to derive an illegal personal benefit; or ·

•	any fine, civil fine, monetary sanctions, or forfeit imposed on the officer or director.

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In addition, under the Israeli Companies Law, exemption of, indemnification of, and procurement of insurance coverage for, our officers and directors must be approved by our audit committee and board of directors and, in specified circumstances, by our shareholders.

Furthermore, an Israeli company may not insure, directly or indirectly, an office holder against administrative enforcement procedures, financial sanctions or arrangements, instituted by the Israeli Securities Authority, pursuant to chapters H’3, H’4 and I’1 of the Israeli Securities Law, 1968 (the "Securities Law"). Moreover, an Israeli company may not indemnify against, or repay, directly or indirectly, any financial sanction imposed in connection with such proceedings, and its controlling shareholder may not indemnify against, or repay, any financial sanction imposed on the company, a senior office holder (as defined in the Securities Law) or an employee of the company. However, an Israeli company may indemnify or insure a person against certain payments to third parties in connection with such proceedings, as well as against reasonable litigation expenses, including attorneys’ fees.

Letters of Indemnification

We have issued our officers and directors letters of indemnification, pursuant to which we have agreed to indemnify each officer and director in advance for any liability or expense imposed on or incurred by him in connection with acts performed by him in the capacity of an officer or director, subject to the provisions of the letters of indemnification agreement. The amount of the advance indemnity is limited to the higher of 25% of our then consolidated shareholders’ equity per our most recent consolidated annual financial statements or $3 million.

As part of the indemnification letters, we exempted our directors and officers, in advance, to the extent permitted under law, from any liability for any damage incurred by them, either directly or indirectly, due to the breach of an officer’s or director’s duty of care vis- à-vis us, within his acts in his capacity as an officer or director. The letter provides that so long as not permitted under law, we do not exempt an officer or director in advance from his liability to us for a breach of the duty of care upon distribution, to the extent applicable to the officer or director, if any. The letter also exempts an officer or director from any liability for any damage incurred by him, either directly or indirectly, due to the breach of the officer or director’s duty of care vis- à-vis us, by his acts in his capacity as an officer or director prior to the letter of exemption and indemnification becoming effective.

ITEM 8. EXHIBITS.

See Exhibit Index following the signature page.

ITEM 9. UNDERTAKINGS

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement;

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(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, State of Israel, on this 2nd day of May, 2013.

REDHILL BIOPHARMA LTD.

By: /s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer and Chairman of the Board of Directors

By: /s/ Ori Shilo
Ori Shilo
Deputy Chief Executive Officer Finance and Operations

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Dror Ben-Asher and Ori Shilo his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement and any and all future amendments (including post-effective amendments) to the registration statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

/s/ Dror Ben-Asher	Chief Executive Officer and	May 2, 2013
Dror Ben-Asher	Chairman of the Board of
Directors

/s/ Ori Shilo	Deputy Chief Executive Officer	May 2, 2013
Ori Shilo	Finance and Operations

/s/ Dr. Shmuel Cabilly	Director	May 2, 2013
Dr. Shmuel Cabilly

/s/ Eric Sweden	Director	May 2, 2013
Evic Sweden

/s/ Dr. Kenneth Reed	Director	May 2, 2013
Dr. Kenneth Reed

/s/ Dan Suesskind	Director	May 2, 2013
Dan Suesskind

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/s/ Ofer Tsimchi	External Director	May 2, 2013
Naama Zeldis

/s/ Aliza Rotbard	External Director	May 2, 2013
Aliza Rotbard

PUGLISI & ASSOCIATES
Authorized U.S. Representative

By: /s/ Donald J. Puglisi
Donald J. Puglisi
Managing Director May 2, 2013

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EXHIBIT INDEX

Exhibit
Number	Description	Manner of Filing

3.1	Articles of Association of the Company (unofficial English translation)	Incorporated by reference to Exhibit 1.1 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated October 26, 2012.

5.1	Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.	Filed herewith.

23.2	Consent of Kesselman & Kesselman	Filed herewith.

24.1	Power of Attorney (included on signature page)	Filed herewith.

99.1	RedHill Biopharma Ltd. 2010 Stock Option Plan, as amended.	Filed herewith.

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